SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
Annual Report
ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
Commission file number: 1-5256
VF CORPORATION RETIREMENT SAVINGS
PLAN FOR HOURLY EMPLOYEES
(Full title of plan)
VF Corporation
105 Corporate Center Blvd.
Greensboro, NC 27408
(Address of principal executive offices)
(336) 424-6000
(Registrant’s telephone number, including area code)

VF CORPORATION RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES
Table of contents

Page No.
Report of Independent Registered Public Accounting Firm	4

Financial Statements:
Statements of Net Assets Available for Benefits, December 31, 2009 and 2008	5
Statement of Changes in Net Assets Available for Benefits, For the Year Ended December 31, 2009	6
Notes to Financial Statements	7

Supplemental Schedule:
Schedule H, Line 4i Schedule of Assets (Held at End of Year)	13
Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm	14

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the VF Corporation Pension Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

VF Corporation Retirement Savings Plan for Hourly Employees
By:	/s/ Frank C. Pickard III
Frank C. Pickard III
Vice President - Treasurer VF Corporation

Date: June 24, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of the
VF Corporation Retirement Savings Plan for Hourly Employees
We have audited the accompanying statements of net assets available for benefits of the VF Corporation Retirement Savings Plan for Hourly Employees (“the Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the VF Corporation Retirement Savings Plan for Hourly Employees as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ Dixon Hughes PLLC
Winston-Salem, North Carolina
June 24, 2010

VF CORPORATION RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2009	2008
ASSETS
Investments at fair value
Plan’s interest in VF Corporation Tax-Advantaged Savings Plan Master Trust	$10,493,196	$8,973,529
Participant loans	462,563	461,493

Total investments	10,955,759	9,435,022

Receivables
VF Corporation contribution	286,405	199,551
Participants’ contributions	—	44

	286,405	199,595

Net assets available for benefits	$11,242,164	$9,634,617

See accompanying notes to financial statements.

VF CORPORATION RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2009
Investment income
Plan’s interest in net investment income of the VF Corporation
Tax-Advantaged Savings Plan Master Trust	$1,475,280
Participant loan interest	24,472

1,499,752

Participants’ contributions	466,513
VF Corporation contributions	1,005,008

1,471,521

Benefits paid to participants	(1,258,031)
Administrative expenses	(105,695)

(1,363,726)

Net increase in plan assets during year	1,607,547

Net assets available for benefits
Beginning of year	9,634,617

End of year	$11,242,164

See accompanying notes to financial statements.

VF CORPORATION RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
NOTE A — DESCRIPTION OF THE PLAN
The following description of the VF Corporation Retirement Savings Plan for Hourly Employees (“the Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.
VF Corporation (“VF”) sponsors the Plan, which is a cash or deferred plan under Section 401(k) of the Internal Revenue Code (“IRC”) covering full-time hourly employees of VF who have one year of service and 1,000 hours within the one year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is comprised of two parts: a contributory “Compensation Deferral” part and a noncontributory “Retirement Contribution” part.
Under the Compensation Deferral part of the Plan, hourly employees of specified VF subsidiaries may elect to contribute between 2% and 50% of their pre-tax annual compensation, as defined in the Plan, subject to certain IRC limitations. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.
Effective January 1, 2005, VF added a noncontributory Retirement Contribution feature for employees hired after December 31, 2004 and certain other eligible employees. Eligible employees are automatically enrolled in the Retirement Contribution feature. VF makes quarterly retirement contributions to the Plan in an amount equal to a percentage of eligible employee earnings based on each employee’s continuous service with VF since January 1, 2005. The VF contribution ranges from 2% of earnings for participants with less than 10 years of VF service (which is all current participants) to 5% of earnings for participants with 20 or more years of VF service. Employees immediately vest in their contributions plus actual earnings thereon. Employees vest in the retirement contribution feature, plus actual earnings thereon ratably, by month and are fully vested after 5 years of service or normal retirement, disability or death.
Plan investments (excluding participant loans) are held in the VF Corporation Tax-Advantaged Savings Plan Master Trust (“VF Master Trust”) administered by Fidelity Management Trust Company (“Fidelity”). Fidelity provides unified investment management for certain retirement savings plans of VF Corporation. Employee contributions under the Compensation Deferral feature are invested at the direction of the employee in one or more funds administered by the Plan’s trustees. All Plan investments in the VF Master Trust are trusteed by Fidelity, with the exception of one fund trusteed by UMB Bank, n.a. (“UMB Bank”). VF contributions in the Retirement Contribution feature can be invested in the same investment selections as a participant has chosen for his Compensation Deferral balance, except that contributions cannot be invested in VF Common Stock. VF contributions for the Retirement Contribution feature for those not participating in the Compensation Deferral feature are invested as directed by those individual participants.
Individual accounts are maintained for each participant; each account includes the individual’s contributions, VF retirement contributions and investment funds’ earnings, reduced by administrative expenses and investment funds losses. Accounts become payable upon retirement, disability, death or termination of employment. Participants may elect to receive distributions in a lump sum, or accounts may be rolled over into another IRS-approved tax deferral account. Participants may also withdraw all or a portion of their Compensation Deferral account balance by filing a written request that demonstrates financial hardship as defined by the Plan.
Forfeitures are used to reduce future matching or retirement contributions or to pay Plan expenses. Unused forfeitures at December 31, 2009 and 2008 available to reduce future retirement contributions or expenses totaled $111,985 and $116,670, respectively. During 2009, forfeitures of $80,886 were used to reduce matching or retirement contributions or to pay Plan expenses.
Participants may borrow the lesser of 50% of the participant’s total account balance, or $50,000, in the Compensation Deferral portion of the Plan. Participants are charged interest at the Morgan Guaranty “Published” prime rate at the time of the loan and repay the principal within 60 months, or 120 months if the loan is for the purchase of their primary residence. Payments are made through payroll deduction. Payment in full is required at termination of employment.
Although it has no intent to do so, VF may terminate the Plan in whole or in part at any time. In the event of termination of the Plan, participants became fully vested in their accounts.

NOTE B — SIGNIFICANT ACCOUNTING POLICIES
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.
The Plan’s allocated share of the VF Master Trust’s net assets and investment income is based on the total of each individual participant’s share of the VF Master Trust. The investments of the VF Master Trust are valued at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note F for discussion of fair value measurements. Purchases and sales of securities, including gains and losses thereon, are recorded on the trade date. Dividends are recorded on the ex-dividend date; interest is recorded as earned on the accrual basis. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
The Plan’s administrative expenses are paid by either the Plan or VF, as provided by the Plan document.
Benefits are recorded when paid.
In preparing financial statements in accordance with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.
The Plan provides for investment in mutual funds that in turn invest in equity, fixed income or other securities. The Plan also provides for investment in VF Common Stock. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.
VF has evaluated events and transactions occurring subsequent to the Statement of Net Assets Available for Benefits as of December 31, 2009 for items that could potentially be recognized or disclosed in these financial statements.
NOTE C — INCOME TAX STATUS
The Internal Revenue Service has issued a favorable determination letter dated September 23, 2002 stating that the Plan qualifies under the appropriate sections of the IRC and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The VF Corporation Pension Plan Committee is not aware of any action or series of events that have occurred that might adversely affect the Plan’s qualified status. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and is currently being operated in compliance with the applicable requirements of the IRC.
NOTE D — RELATED PARTY TRANSACTIONS
Related parties to the Plan include VF (the Plan sponsor) and Fidelity and UMB Bank (the Plan’s trustees). Certain investments in the VF Master Trust are funds managed by Fidelity and UMB Bank, and therefore transactions in these investments qualify as exempt party-in-interest transactions. The Plan also invests in the common stock of the Plan Sponsor, and therefore transactions in these securities also qualify as exempt party-in-interest transactions.
NOTE E— INVESTMENTS IN THE VF MASTER TRUST
Except for participant loans, all the Plan’s investments are included in the VF Master Trust, which was established for the investment of assets of this Plan and the VF Corporation Retirement Savings Plan for Salaried Employees. Each participating retirement plan has an undivided interest in the VF Master Trust. The value of the Plan’s interest in the VF Master Trust is based on the beginning of the year value of the plan’s interest in the trust, plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. At December 31, 2009 and 2008, the Plan’s interest in the net amounts of the VF Master Trust was approximately 2.2% percent. Investment income and administrative expenses relating to the VF Master Trust are allocated to the individual plans based upon average monthly balances invested by each plan.

The following table presents the assets, including investments, of the VF Master Trust:

	December 31
	2009	2008
Investments at fair value:
Mutual funds	$297,695,244	$244,929,721
VF Corporation common stock fund	101,248,537	84,378,388
Common collective trust	22,918,644	20,081,003
Separately managed fixed income fund
U.S. government and agency obligations	47,535,827	49,578,446
Money market	1,515,187	3,737,578
Other	1,177,428	692,327

Total investments	472,090,867	403,397,463
Receivables
Interest and dividend income	377,470	746,324
Net unsettled trades	(5,979)	(238,720)

Total	$472,462,358	$403,905,067

Plan interest in VF Master Trust	$10,493,196	$8,973,529

Investment income for the VF Master Trust was as follows:

Year ended
December 31,
2009

Investment income (loss):

Net appreciation (depreciation) in fair value of investments:
Mutual funds	$53,461,287
U.S. government and agency obligations	(40,652)
Common collective trust	4,892,766
VF Corporation common stock fund	26,268,050

Total	84,581,451

Interest and dividends	7,512,707

$92,094,158

NOTE F — FAIR VALUE MEASUREMENTS
Fair value is the price that would be received from the sale of an asset or paid to transfer a liability (i.e., an exit price) in the principal or most advantageous market in an orderly transaction between market participants. In determining fair value, the accounting standards established a three-level hierarchy that distinguishes between (i) market data obtained or developed from independent sources (i.e., observable data inputs) and (ii) a reporting entity’s own data and assumptions that market participants would use in pricing an asset or liability (i.e., unobservable data inputs). Financial assets and financial liabilities measured and reported at fair value are classified in one of the following categories, in order of priority of observability and objectivity of pricing inputs:
•	Level 1 — Fair value based on quoted prices in active markets for identical assets or liabilities.

•	Level 2 — Fair value based on significant directly observable data (other than Level 1 quoted prices) or significant indirectly observable data through corroboration with observable market data. Inputs would normally be (i) quoted prices in active markets for similar assets or liabilities, (ii) quoted prices in inactive markets for identical or similar assets or liabilities, (iii) inputs other than quoted prices that are observable for the assets of liability, or (iv) information derived from or corroborated by observable market data.

•	Level 3 — Fair value based on prices or valuation techniques that require significant unobservable data inputs. Inputs would normally be a reporting entity’s own data and judgments about assumptions that market participants would use in pricing the asset or liability.
The fair value measurement level for an asset or liability is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used should maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008:
Mutual funds — public investment vehicles valued using the net asset value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.
VF Corporation common stock fund — valued at the year-end unit closing price (comprised of year-end market price for shares held by the VF Corporation common stock fund plus the value of money market reserves), and classified within level 2 of the valuation hierarchy.
Common collective trust — public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified within level 2 of the valuation hierarchy because the NAV’s unity price is quoted on a private market that is not active; however, the unit price is based on underlying investments that are traded on an active market.
U.S. Government and agency obligations — valued based on yields currently available on comparable securities of issuers with similar credit ratings. The bonds are classified as level 2 in the valuation hierarchy.
Money market fund — investment vehicle valued using $1 for the NAV. The money market fund is classified within level 2 of the valuation hierarchy.
Participant loans — valued at amortized cost, which approximates fair value and are classified within level 3 of the valuation hierarchy.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth, by level within the fair value hierarchy, the VF Master Trust assets at fair value as of December 31, 2009:

		Fair Value Measurement Using:
		Quoted Price	Significant
		in Active	Other	Significant
	Total	Markets for	Observable	Unobservable
	Fair	Identical Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)

Description:
Mutual funds (a)	$297,695,244	$297,695,244	$—	$—
VF Corporation common stock fund (b)	101,248,537	—	101,248,537	—
Common collective trust (c)	22,918,644		22,918,644	—
Separately managed fixed income fund:
U.S. government and agency obligations	47,535,827		47,535,827	—
Money market	1,515,187		1,515,187	—
Other	1,177,428		1,177,428	—

Total	$472,090,867	$297,695,244	$174,395,623	$

(a)	Represents investments in mutual funds, by major security type, as follows: domestic equities — 59%; international equities — 11%; money market — 20% and fixed income — 10%.

(b)	Represents investments in VF Corporation common stock, along with a minor amount of short-term investments to provide liquidity.

(c)	Represents investment in a common collective trust consisting of companies composing the S&P 500 Index.
The following table sets forth, by level within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009:

Fair Value Measurement Using:
		Quoted Price	Significant
		in Active	Other	Significant
	Total	Markets for	Observable	Unobservable
	Fair	Identical Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)

Description:
Participant loans	$462,563	$—	$—	$462,563

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009:

Participant
Loans
Balance, beginning of year	$461,493
Issuances and settlements (net)	1,070

Balance, end of year	$462,563

The following table sets forth, by level within the fair value hierarchy, the VF Master Trust assets at fair value as of December 31, 2008:

		Fair Value Measurement Using:
		Quoted Price	Significant
		in Active	Other	Significant
	Total	Markets for	Observable	Unobservable
	Fair	Identical Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)

Description:
Mutual funds	$244,929,721	$244,929,721	$—	$—
VF Corporation common stock fund	84,378,388	—	84,378,388	—
Common collective trust	20,081,003		20,081,003	—
Separately managed fixed income fund:
U.S. government and agency obligations	49,578,446		49,578,446	—
Money market	3,737,578		3,737,578	—
Other	692,327		692,327	—

Total	$403,397,463	$244,929,721	$158,467,742	$

The following table sets forth, by level within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

Fair Value Measurement Using:
		Quoted Price	Significant
		in Active	Other	Significant
	Total	Markets for	Observable	Unobservable
	Fair	Identical Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)

Description:
Participant loans	$461,493	$—	$—	$461,493

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

Participant
Loans
Balance, beginning of year	$495,051
Issuances and settlements (net)	(33,558)

Balance, end of year	$461,493

VF Corporation Retirement Savings Plan
For Hourly Employees
Schedule H — Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 23-1180120
Plan Number: 004
December 31, 2009

(a)	(b)	(c)	(d)	(e)
Description of
investment (including
	Identity of issue, borrower,	rate of interest
	lessor, or similar party	and maturity date)	Cost **	Current value

*	Participant Loans	Rates of 3.25% — 8.25% maturity dates from 1 to 10 years	**	$462,563

*	Party-in-interest to the Plan.

**	Cost omitted for participant-directed investments.